CUSIP No. 83084G 109	SCHEDULE 13D Amendment No. 1	Page 1 of 10

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

SKY-MOBI LIMITED
(Name of Issuer)

Common Shares, par value $0.00005 per share
(Title of Class of Securities)

83084G 109**
(CUSIP Number)

With a copy to
Mr. Michael Tao Song	Ms. Fang Xue
c/o Sky-mobi Limited	Gibson, Dunn & Crutcher LLP
10/F, Building B, United Mansion	Unit 1301, Tower 1, China Central Place,
No. 2 Zijinghua Road	No. 81 Jianguo Road
Hangzhou, Zhejiang 310013	Beijing 100025
People’s Republic of China	People’s Republic of China
Telephone: +86.571.8777.0978	Telephone: +86.10.6502.8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the Issuer’s American Depositary Shares, each representing eight common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 83084G 109	SCHEDULE 13D Amendment No. 1	Page 2 of 10

1	NAMES OF REPORTING PERSONS Mobi Joy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,647,288 common shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50,647,288 common shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,647,288 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.5%*
14	TYPE OF REPORTING PERSON CO

* Percentage calculated based on the total number of 235,179,475 common shares outstanding as of August 24, 2016, including outstanding unvested restricted shares that entitle the holders thereof to vote such shares.

CUSIP No. 83084G 109	SCHEDULE 13D Amendment No. 1	Page 3 of 10

1	NAMES OF REPORTING PERSONS Xplane Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,950,744 common shares.
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 64,950,744 common shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,950,744 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.6%*
14	TYPE OF REPORTING PERSON CO

* Percentage calculated based on the total number of 235,179,475 common shares outstanding as of August 24, 2016, including outstanding unvested restricted shares that entitle the holders thereof to vote such shares.

CUSIP No. 83084G 109	SCHEDULE 13D Amendment No. 1	Page 4 of 10

1	NAMES OF REPORTING PERSONS Michael Tao Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,047,288[1] common shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 53,047,288[1] common shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,047,288[1] common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%*
14	TYPE OF REPORTING PERSON IN

1 Based on (i) 50,647,288 common shares held by Mobi Joy Limited, (ii) 960,000 common shares in the form of American Depository Shares held by Michael Tao Song, and (iii) 1,440,000 unvested restricted shares held by Michael Tao Song.

* Percentage calculated based on the total number of 235,179,475 common shares outstanding as of August 24, 2016, including outstanding unvested restricted shares that entitle the holders thereof to vote such shares.

CUSIP No. 83084G 109	SCHEDULE 13D Amendment No. 1	Page 5 of 10

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed jointly by Mobi Joy Limited (“Mobi Joy”), Michael Tao Song (“Mr. Song”), and Xplane Ltd. (“Xplane,” together with Mobi Joy and Mr. Song, the “Reporting Persons”).

This Amendment amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed jointly with the Securities and Exchange Commission (the “SEC”) on June 24, 2016 (the “Original Schedule 13D”) by the Reporting Persons with respect to the common shares, par value $0.00005 per share (the “Common Shares”), including Common Shares represented by American Depositary Shares (each representing eight Common Shares), of Sky-mobi Limited (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to an Agreement and Plan of Merger, dated as of August 22, 2016 (the "Merger Agreement"), by and among the Issuer, Amber Shining Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), and Power Rich Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, all of the outstanding shares of which are owned by Parent ("Merger Sub"), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein in its entirety by reference to Exhibit 99.2 to the Form 6-K (as defined below) filed by the Issuer on August 23, 2016.

It is anticipated that, at a price of US$2.20 per American Depositary Share or approximately US$0.275 per Common Share, in cash, approximately US$35,000,000 will be expended in (i) acquiring 94,945,472 Common Shares owned by shareholders of the Issuer other than the Reporting Persons and (ii) settling outstanding options to purchase Common Shares and shares of restricted stock granted under the Company Incentive Plans (as defined in the Merger Agreement), in connection with the Merger. Pursuant to the commitment letter referenced in Item 4 below, and subject to the terms and conditions thereunder, the Merger will be financed with a loan facility to be provided to Merger Sub by China Merchants Bank Co., Ltd., New York Branch (the “Lender”).

The information set forth in or incorporated by reference in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the Merger and the Merger Agreement set forth in Item 3 are incorporated by reference in their entirety into this Item 4.

Merger Agreement

On August 22, 2016, as announced in the Current Report on Form 6-K filed by the Issuer on August 23, 2016 ( the “Form 6-K”), the Issuer entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the Surviving Corporation. Under the terms of the Merger Agreement, each Common Share, including Common Shares represented by American Depositary Shares, issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) shall cease to be outstanding, cancelled, and cease to exist and the register of members of the Issuer will be amended accordingly. Each Common Share (other than the Excluded Shares and the Dissenting Shares, each as defined in the Merger Agreement) shall thereafter represent only the right to receive US$0.275 in cash per Common Share without interest. Each holder of Dissenting Shares shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to such Dissenting Shares.

CUSIP No. 83084G 109	SCHEDULE 13D Amendment No. 1	Page 6 of 10

The Merger Agreement contains customary representations and warranties for a transaction of this type. The Merger Agreement also contains customary covenants providing that, among other things, (i) each of the parties use commercially reasonable efforts to cause the transactions to be consummated and (ii) the Issuer call and hold a general meeting of the Issuer’s shareholders for purposes of voting and approving the Merger Agreement (the “Company Shareholders’ Meeting”). The Merger Agreement also requires the Issuer to conduct its operations in all material respects according to its ordinary course of business consistent with past practice during the period between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement. The Issuer is subject to customary “no shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances prior to the approval of the Merger Agreement by the shareholders of the Issuer.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by holders of the Common Shares representing two-thirds or more of the outstanding Shares present and voting in person or by proxy as a single class at the Company Shareholders’ Meeting. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances, including if holders of more than 5% of Common Shares validly serve a notice of dissent. The Merger Agreement provides for the payment of a termination fee of US$1,000,000 by the Issuer to Parent if the Merger Agreement is terminated under certain conditions. The Merger Agreement also provides for the payment of a termination fee of US$2,000,000 by Parent to the Issuer (the “Parent Termination Fee”) if the Merger Agreement is terminated under certain conditions.

If the transactions contemplated by the Merger Agreement are consummated, the Issuer will become a privately held company, and its American Depositary Shares would be deregistered under the Exchange Act and would be delisted from the NASDAQ Global Select Market.

Upon consummation of the Merger, the director(s) of Merger Sub at the Effective Time shall, from and after the Effective Time, be the director(s) of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their respective successor(s) have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum of association and articles of association of the Surviving Corporation.

Limited Guarantee

In connection with the transactions contemplated by the Merger Agreement, on August 22, 2016, the Reporting Persons entered into a limited guarantee (the “Limited Guarantee”) with the Issuer, pursuant to which the Reporting Persons, severally and not jointly, irrevocably and unconditionally guarantee to the Issuer, subject to certain conditions, the Parent Termination Fee and certain reimbursement and indemnification obligations of Parent under the Merger Agreement. The Reporting Persons’ payment obligations under the Limited Guarantee will not exceed US$2,000,000, other than certain reimbursement obligations thereunder. The Limited Guarantee will terminate on the earliest of (i) the Effective Time; (ii) in the case of a termination of the Merger Agreement in accordance with its terms in circumstances where the Parent Termination Fee is not payable pursuant to the Merger Agreement, upon such termination; and (iii) in the case of a termination of the Merger Agreement for which the Parent Termination Fee is payable pursuant to the Merger Agreement, the date falling ninety (90) days after such termination (subject to certain exceptions). The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit 4 and is incorporated herein by reference in its entirety.

Support Agreement

In connection with the transactions contemplated by the Merger Agreement, on August 22, 2016, Parent and the Reporting Persons entered into a Support Agreement (the “Support Agreement”), pursuant to which, in connection with the consummation of the Merger, each Reporting Person agrees to (i) appoint Parent and any designee thereof as its proxy and attorney-in-fact and vote all of the Common Shares owned by such Reporting Person at the Company Shareholders’ Meeting in favor of the Merger, in each case upon the terms and conditions set forth therein; (ii) cancel such Common Shares owned by such Reporting Person (including Common Shares represented by American Depositary Shares) held thereby for no consideration in the Merger; and (iii) subscribe for newly issued shares of Parent at or immediately prior to the Effective Time. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 5, and is incorporated herein by reference in its entirety.

Debt Commitment Letter

In connection with the transactions contemplated by the Merger Agreement, on August 22, 2016, the Lender issued a commitment letter (the “Debt Commitment Letter”) to Parent and Merger Sub, pursuant to which the Lender agrees to provide a senior secured term loan facility in an aggregate principal amount of US$40,000,000 to fund the transactions contemplated by the Merger Agreement, subject to various customary terms and conditions contained in the Debt Commitment Letter. The information disclosed in this paragraph is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit 6, and is incorporated herein by reference in its entirety.

Except as set forth in this Item 4 or as would occur upon completion of any of the matters discussed herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any actions that could involve one or more of the types of transaction or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 83084G 109	SCHEDULE 13D Amendment No. 1	Page 7 of 10

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) The following table sets forth the beneficial ownership of Common Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:(1) (in Common Shares)	Percent of class:(2)	Sole power to vote or direct the vote: (in Common Shares)	Shared power to vote or to direct the vote: (in Common Shares)	Sole power to dispose or to direct the disposition of: (in Common Shares)	Shared power to dispose or to direct the disposition of: (in Common Shares)
Mobi Joy	50,647,288	21.5%	50,647,288	0	50,647,288	0
Xplane	64,950,744	27.6%	64,950,744	0	64,950,744	0
Mr. Song (3)	53,047,288	22.6%	53,047,288	0	53,047,288	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2)	Percentage calculated based on the total number of 235,179,475 Common Shares outstanding as of August 24, 2016, including outstanding unvested restricted shares that entitle the holders thereof to vote such shares.

(3)	Includes (i) 50,647,288 Common Shares held by Mobi Joy Limited, (ii) 960,000 Common Shares in the form of American Depository Shares held by Mr. Song, and (iii) 1,440,000 unvested restricted shares held by Mr. Song.

Due to the nature of the transactions described in Item 4, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other. Except as disclosed in this Schedule 13D, each Reporting Person hereby expressly disclaims beneficial ownership of any Common Shares beneficially owned by any of the other Reporting Persons or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the other Reporting Persons or any other person.

(c) Except as set forth in this Item 5, no Reporting Person has effected any transaction in the Common Shares during the 60 days preceding the filing of this Schedule 13D.

(d) Not Applicable.

(e) Not Applicable.

CUSIP No. 83084G 109	SCHEDULE 13D Amendment No. 1	Page 8 of 10

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The descriptions of the principal terms of the Merger Agreement, the Limited Guarantee, the Support Agreement and the Debt Commitment Letter under Item 4 are incorporated herein by reference in their entirety.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between any such persons and any person with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

3.	Agreement and Plan of Merger, dated as of August 22, 2016, by and among Amber Shining Investment Limited, Power Rich Limited and Sky-mobi Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Issuer on August 23, 2016).

4.	Limited Guarantee, dated as of August 22, 2016, by and among Michael Tao Song, Mobi Joy Limited, Xplane Ltd. and Sky-mobi Limited.

5.	Support Agreement, dated as of August 22, 2016, by and among Michael Tao Song, Mobi Joy Limited, Xplane Ltd. and Amber Shining Investment Limited.

6.	Commitment Letter, dated August 22, 2016, delivered by China Merchants Bank Co., Ltd., New York Branch to Amber Shining Investment Limited and Power Rich Limited.

CUSIP No. 83084G 109	SCHEDULE 13D Amendment No. 1	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2016

Mobi Joy Limited

By:	/s/ Michael Tao Song
Michael Tao Song
Title:	Director

Xplane Ltd.

By:	/s/ Michael Tao Song
Michael Tao Song
Title:	Director

Michael Tao Song

By:	/s/ Michael Tao Song
Name: Michael Tao Song

[Signature Page to Schedule 13D Amendment No. 1]

CUSIP No. 83084G 109	SCHEDULE 13D Amendment No. 1	Page 10 of 10

INDEX TO EXHIBITS

3.	Agreement and Plan of Merger, dated as of August 22, 2016, by and among Amber Shining Investment Limited, Power Rich Limited and Sky-mobi Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Issuer on August 23, 2016).

4.	Limited Guarantee, dated as of August 22, 2016, by and among Michael Tao Song, Mobi Joy Limited, Xplane Ltd. and Sky-mobi Limited

5.	Support Agreement, dated as of August 22, 2016, by and among Michael Tao Song, Mobi Joy Limited, Xplane Ltd. and Amber Shining Investment Limited.

6.	Commitment Letter, dated August 22, 2016, delivered by China Merchants Bank Co., Ltd., New York Branch to Amber Shining Investment Limited and Power Rich Limited.